Exhibit 99.2

SELECTED COMBINING PRO FORMA FINANCIAL DATA

The following unaudited pro forma financial information of FSP 303 East Wacker Drive Corp. (the “Company” or the “Registrant”) gives effect to the acquisition of a property (“303 East Wacker Drive” or the "Property") on January 5, 2007 by the Company.

The unaudited pro forma financial information has been prepared based upon certain pro forma adjustments to the historical financial statements of the Company and 303 East Wacker Drive.  The Company’s balance sheet as of December 31, 2007 reflects the acquisition of 303 East Wacker Drive; therefore a pro forma balance sheet is not presented.  The pro forma statements of operations for the year ended December 31, 2007 is presented as if the acquisition of 303 East Wacker Drive occurred at January 1, 2007.

Certain balances in 303 East Wacker Drive’s financial statements have been reclassified to conform to the Company’s presentation.

The unaudited pro forma financial information has been derived from the financial statements of the Company and 303 East Wacker Drive and should be read in conjunction with those financial statements and the accompanying notes.  For additional information, please refer to the financial statements included in the Company’s Registration Statement on Form 10 and Exhibit 99.1 thereto.

The unaudited pro forma combined financial statement data are not necessarily indicative of what the actual results of operations of the Company would have been for the period indicated, nor do they purport to represent the results of operations of the Company for any future period.

FSP 303 East Wacker Drive Corp.
Combining Pro Forma Statements of Operations
For the Year Ended
December 31, 2007
(Unaudited)

		303 East
		Wacker Drive
	Historical	Acquisition
(in thousands, except per share amounts)	Company	(b)	Pro Forma
Revenue:
Rental income	$22,118	$244	$22,362
Total revenue	22,118	244	22,362
Expenses:
Rental operating expenses	5,856	84	5,940
Real estate taxes and insurance	5,735	63	5,798
Depreciation and amortization	5,667	4	5,671
Interest	13,810	120	13,930
Total expenses	31,068	271	31,339

Loss before interest income	(8,950)	(27)	(8,977)
Interest Income	433	-	433
Net loss	(8,517)		(8,544)

Distribution paid to common stockholder	(1,010)	-	(1,010)
Net loss attributable to preferred stockholder	$(9,527)	$(27)	$(9,554)

Weighted average shares outstanding,
basic and diluted	894		894

Net loss per preferred share, basic and diluted	$(10,657)		$(10,853)

FSP 303 East Wacker Drive Corp.
NOTES TO COMBINING PRO FORMA FINANCIAL STATEMENTS
(Unaudited)

BASIS OF PRESENTATION

The following unaudited combining pro forma financial statement presentation has been prepared based upon certain pro forma adjustments to the historical financial statements of the Company.  The pro forma statements of income are presented as if the acquisition had occurred as of the beginning of the periods presented.

The acquisition of the Property on January 5, 2007 has been treated as a purchase of assets.  The Property’s assets and liabilities have been recorded on the Company’s books at their fair value as of January 5, 2007 as determined in accordance with generally accepted accounting principles in the United States (or “GAAP”).

PRO FORMA ADJUSTMENTS

Certain assumptions regarding the operations of the Company have been made in connection with the preparation of the combining financial pro forma information.  These assumptions are as follows:

(a)
The Company has elected to be, and will qualify as, a real estate investment trust for federal income tax purposes.  The Company has met the various required tests; therefore, no provision for federal or state income taxes has been reflected on real estate operations.

(b)	The following table combines the historical operations of the Property for the period starting January 1, 2007 through the acquisition date.

	303 East	Adjustments
(in thousands)	Wacker Drive	resulting from	Pro Forma
	Historical	Acquisition	Adjustment

Revenue:
Rental (1a)	$245	$(1)	$244
Total revenue	245	(1)	244

Expenses:
Rental operating expenses	84	-	84
Real estate taxes and insurance	63	-	63
Depreciation and amortization (1b)	-	4	4
Interest (2)	-	120	120
Total expenses	147	124	271

Income (loss) before interest income	98	(125)	(27)
Interest Income	-	-	-
Net income (loss)	98	(125)	(27)

Distribution paid to common stockholder	-	-	-
Net income (loss) attributable to preferred stockholder	$98	$(125)	$(27)

The following table presents the allocation of the purchase price to each asset or liability with the expected useful life and the pro forma adjustments for the depreciation and amortization:

			Depreciation/
			Amortization	Pro Forma
	Allocated	Life	Monthly	Adjustment
(in thousands)	Purchase Price	(years)	Amount	Amount

Land	$26,200	N/A	$-	$-
Building	128,502	39	274	3	(1b)
Acquired favorable leases	8,034	3	49	1	(1a)
Acquired unfavorable leases	(613)	6	(12)	-	(1a)
Acquired real estate leases	11,222	3	119	1	(1b)
Total	$173,345		$430	$5

(1a) The pro forma rental adjustment includes amounts related to the amortization of above and/or below market leases, which are being amortized over the remaining non-cancelable term of the respective leases in accordance with SFAS 141.

(1b) The pro forma for depreciation and amortization is due to depreciation of the acquired building and improvements using a straight-line method over and estimated life of 39 years.  In addition, the value of the in place leases (exclusive of the value of above and/or below market leases), are being amortized over the remaining non-cancelable term of the respective leases in accordance with SFAS 141.

(2) The pro forma interest expense adjustment includes amounts related to the $167 million acquisition mortgage loan payable to Franklin Street Properties Corp. to reflect as if the loan was outstanding from January 1, 2007 through the acquisition date at the weighted average interest rate of 6.53% that FSP had charged the Company.  An increase in the interest rate of 0.125% (1/8th of 1 percent) would increase the pro forma interest expense by approximately $2,300.